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DeFi Technologies Announces Participation at the H.C. Wainwright Cryptocurrency, Blockchain & Fintech Conference On April 27, 2021 (Virtual Conference)

TORONTO, April 23, 2021 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJR) (OTC: DEFTF) today announced it will be featured as a presenting company at the H.C. Wainwright Cryptocurrency, Blockchain & FinTech Conference. The conference is being held on April 27, 2021 virtually.

Wouter Witvoet, CEO of DeFi Technologies, will provide an overview of the Company and its role in the industry during the presentation. If you would like to listen to the presentation, please click on the following link (www.hcwevents.com/crypto) to register for the conference.

The conference will also feature panel discussions on Crypto Mining and Crypto Trading in addition to featured keynote speakers which include: Michael Saylor - Chairman of the Board of Directors and Chief Executive Officer MicroStrategy, Inc. (MSTR)
-Steve Wozniak - A Silicon Valley icon, technology entrepreneur and philanthropist for more than forty years
-Alexis Glick - Former Wall Street Executive and Media Personality; Chief Executive Officer, GENYOUth
Event: H.C. Wainwright Cryptocurrency, Blockchain & FinTech Conference (Virtual Conference)
Date: April 27, 2021
Time: 7:00 A.M. (Eastern Time)
Location:
Virtual Conference
About DeFiTechnologies:
DeFi Technologies Inc. is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector.
https://defi.tech/
Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect the participation of the Company at the H.C. Wainwright Cryptocurrency, Blockchain & Fintech Conference; the pursuit by DeFi Technologies of business opportunities; and the merits or potential returns of any such opportunities. -Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially  different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.
THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.
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View  original content  to download multimedia: http://www.newswire.ca/en/releases/archive/April2021/23/c8080.html
For further information:
Investor Relations, Dave Gentry, RedChip Companies Inc.,
1-800-RED-CHIP (733-2447), 407-491-4498,
Dave@redchip.com;
Public Relations, Veronica Welch, VEW Media,
ronnie@vewpr.com
CO: DeFi Technologies, Inc. CNW 07:00e 23-APR-21